UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For:  November 15, 2011
MAG Silver Corp.
(SEC File No. 0-50437)

#770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA
Address of Principal Executive Office

The registrant files annual reports under cover:	Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
	Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits
99.1	Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2011
99.2	Management Discussion & Analysis For the three and nine months ended September 30, 2011
99.3	MAG SILVER REPORTS THIRD QUARTER FINANCIAL RESULTS
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.5	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

Date: November 16, 2011	MAG Silver Corp.
“Dan MacInnis”
DANIEL MACINNIS
CEO